Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  )*

Intuitive Machines, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

46125A100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46125A100	Schedule 13G	Page 2 of 5

1	Names of Reporting Persons Stephen Altemus
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 18,342,213
	6	Shared Voting Power 0
	7	Sole Dispositive Power 18,342,213
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,342,213
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 41.6%
12	Type of Reporting Person IN

CUSIP No. 46125A100	Schedule 13G	Page 3 of 5

ITEM 1.	(a)	Name of Issuer:

Intuitive Machines, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

13467 Columbia Shuttle Street, Houston, TX 77059

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Stephen Altemus (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Intuitive Machines, LLC, 13467 Columbia Shuttle Street, Houston, TX 77059.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

46125A100

ITEM 3.

Not applicable.

CUSIP No. 46125A100	Schedule 13G	Page 4 of 5

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2023, based upon 25,735,759 shares of Class A Common Stock outstanding as of January 23, 2024, as disclosed in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 26, 2024. The ownership information assumes the redemption of the common units of Intuitive Machines, LLC (“Common Units”) held by the Reporting Person for shares of the Issuer’s Class A Common Stock on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Stephen Altemus	18,342,213	41.6%	18,342,213	0	18,342,213	0

The Reporting Person is the beneficial owner of 18,342,213 shares of Class A Common Stock underlying Common Units held of record by a revocable trust of which Mr. Altemus is a trustee and exercises investment discretion, which includes 1,760,510 earn out units subject to forfeiture provisions described in that certain Business Combination Agreement, dated September 16, 2022, by and between the Issuer (formerly, Inflection Point Acquisition Corp.) and Intuitive Machines, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 46125A100	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

Stephen Altemus

/s/ Stephen Altemus